Exhibit 99.1

Canadian Solar Issues EUR 30 Million Green Bond to Support Project Development Growth

Guelph, Ontario, December 2, 2021 -- Canadian Solar Inc. (the "Company", or "Canadian Solar") (NASDAQ: CSIQ) announces that Canadian Solar EMEA Capital Markets, S.A.U., an indirectly wholly-owned subsidiary of Canadian Solar, on December 2, 2021 has successfully completed a €30 million green bond issuance due on December 2026 under its €100 Canadian Solar EMEA Green Medium Term Note Program in the Spanish multilateral trading facility (MTF) for debt securities (MARF). The notes are guaranteed by the Company and qualify as “green bonds” pursuant to the International Capital Market Association (ICMA) Green Bond Principles and the Green Financing Framework adopted by the Company in Europe, Middle East and Africa, or EMEA region.

The notes were offered and sold only to non-U.S. persons outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”). The notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction in the United States. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The notes, with a unit face value of €100,000 each, have a tenor of five years and a coupon of 4.0%. Investors included mainly public credit entities, mutual funds and non-financial corporations. Canadian Solar may raise more funds over the next twelve months to complete the Note Program’s total size of €100 million depending on the timing of its capital requirements and market conditions.

With the green bond proceeds, Canadian Solar aims to support the growth, development and construction of its solar PV and battery storage portfolio in EMEA, currently at 4.6 GW and 2.0 GWh respectively, and contribute to the United Nations’ Sustainable Development Goals.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any notes, nor shall there be any offer, solicitation or sale of notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 63 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.2 GWp in over 20 countries across the world. Currently, the Company has around 430 MWp of projects in operation, nearly 7 GWp of projects under construction or in backlog (late-stage), and an additional 17 GWp of projects in pipeline (mid-to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to the use of proceeds, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the CSI Solar subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; logistical challenges that could increase the selling costs of the Company; exchange rate fluctuations; litigation; potential initiation of an anti-circumvention investigation and other risks as described in the Company's SEC filings, including its annual report on Form 20-F filed on April 19, 2021 and the note program of Canadian Solar EMEA Capital Markets, S.A.U. dated November 15, 2021 and filed with the MARF in Spain on November 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.